

August 15, 2011

Via E-mail
John M. Presley
Chief Executive Officer
First Capital Bancorp, Inc.
4222 Cox Road, Suite 200
Glen Allen, Virginia 23060

      Re: **First Capital Bancorp, Inc.**
              Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011 and May 4, 2011
              Form 10-Q for the Quarterly Period Ended March 31, 2011
              Filed May 16, 2011
              File No. 001-33543

Dear Mr. Presley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Cover Page

1.   You indicate on the front cover that your class of Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and that you do not have any class of stock registered under Section 12(b) of the Exchange Act. Please reconcile this with the Form 8-A that you filed with the Securities and Exchange Commission on June 14,

2007, which registered your class of Common Stock under Section 12(b) of the Exchange Act.

Item 1. Business

Our Market Area, page 5

2.   In future filings, please provide more detailed information regarding the economic conditions in your primary market area. We note you describe significant related problems in your MD&A disclosure via discussion of your asset quality. As warranted, consider including figures for change in average income, unemployment, home sales and prices, foreclosures and the like.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 44

3.   Furnish the information required by Item 201(d) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Exhibits 31.1 and 31.2

4.   We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies the wrong periodic report. Please file an amendment to the Form 10-K that includes the entire periodic report and a new, corrected certification.

5.   We note that your Form 10-K and 10-Q certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, we note that you have:
   - included the individual's title at the beginning of the certification identifying the certifying individual; and
   - deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d).

Please amend the Form 10-K and revise future filings to include corrected certifications.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 6 – Loans, page 10

6. Please revise future filings to disclose your policy for placing loans on nonaccrual status. Refer to ASC 310-10-50-6(a).

7. Please revise future filings to disclose your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b).

8. Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

9. Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

10. Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

11. Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan (e.g., whether you charge-off a loan after the loan is a certain number of days delinquent). Refer to ASC 310-10-50-11B(b) for guidance.

12. Please revise future filings to include the activity in the allowance for credit losses for each period by portfolio segment. Refer to ASC 310-10-50-11B(c) and the example disclosure in ASC 310-10-55-7 for guidance.

13. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

14. Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

15.   Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

16.   Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

17.   Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

18.   Please revise future filings to explicitly disclose the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c).

Item 4. Controls and Procedures, page 25

19.   Please revise future filings to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls as of the end of the period covered by the report, rather than 90 days prior to the date of the report. Refer to Item 307 of Regulation S-K.

20.   Tell us whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarter ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will include this information in future filings and that you will address any change rather than any "significant" change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202) 551-3697 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel